Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                                            September 16, 2008

SUPPLEMENT DATED SEPTEMBER 16, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND AUGUST PERFORMANCE UPDATE

FUND	AUGUST	2008 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-2.41%	8.77%	$77.1M	$1,424.267
Grant Park Futures Fund Class B Units	-2.48%	8.14%	$470.4M	$1,235.751
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Least profitable for Grant Park this past month were positions in the currency markets.  A steady weakening of the Australian dollar against the greenback was the primary driver behind setbacks in the sector.  The large dip in the currency, which occurred predominantly in the first half of the month, was the result of declining gold prices (one of Australia’s biggest exports) and speculation that the Reserve Bank of Australia would soon be cutting interest rates to aid the nation’s slowing economy.  In Europe, inflation concerns and inaction by the ECB sent the euro reeling downwards against the yen, moving contrary to Grant Park’s positions.  Although ultimately unprofitable for the sector, the portfolio did earn modest gains through exposure to various emerging market currencies including the Malaysian ringgit, Czech koruna, and Taiwan and Singapore dollars.

Heavy volatility in the grains and softs markets proved trying for performance throughout August.  Long positions in the soybean market experienced losses on a 15.92% mid-month decline in prices, only to recoup much of the setbacks on a strong upwards retracement by month’s end.  Positions in the softs markets experienced minor setbacks, especially #11 sugar, as the markets whipsawed throughout the month before finishing only slightly lower.

The metals markets were especially difficult for Grant Park this past month.  In the gold markets, Grant Park endured setbacks both on long and short positions.  Like many other commodities in August, gold prices were primarily driven by moves in crude oil and the U.S. dollar.  Early in the month, decreasing energy prices and a strengthening dollar, caused gold prices to move against the portfolio’s long positions and touch the lowest level of 2008 at $774.0 per ounce.  As Grant Park’s positions became short mid-month, they were met with reversals in both the greenback and crude which then led to an upwards bounce in gold resulting in losses.

Grant Park’s positions in the energy sector also underperformed this past month.  The bulk of the sector’s setbacks were predominantly found in the crude oil markets.  Crude slipped 7.27% in August, moving in contrast to positions.  A boost in the greenback was most likely the primary cause for declines in the energy markets.  Although finishing lower for the month, the markets experienced a strong pullback in the last week of trading due to concerns that Hurricane Gustav would impede energy production in the Gulf of Mexico, which helped offset some losses.

Despite modest profits in the Stockholm OMX 30 Index, Grant Park finished August negative in the equity index sector.  Setbacks were diversified amongst positions in the largest indices in North America, Europe, Asia, and Austria.  Stock prices generally rose this month, in contrast to the portfolio’s short positions, as energy prices declined.  Further adding to losses was an upwards revision of U.S. GDP growth for the second quarter.  Providing the markets with a rosier outlook for the global economy, the revision brought many sidelined investors back into the equity markets.

Finally, the Asia/Pacific fixed income markets accounted for the bulk of Grant Park’s profits this past month, with long positions in the Japanese and Australian markets performing particularly well.   Persisting concerns about the status of the Japanese economy was the primary driver in the JGB markets.  Higher unemployment, lower GDP, and lower industrial production for August sent many speculators to seek safe haven in the risk-averse JGB markets, driving up prices.  In Australia, fixed income prices also rallied on anticipation of a rate cut by the Reserve Bank of Australia in early September.

OTHER FUND NEWS
In efforts to continuously provide excellent customer service, Dearborn Capital Management is in the process of making improvements to its fund administration system. Some of the key changes include redesigned investor statements, online access and new Investor ID numbers.  Dearborn expects these updates to take place during the month of October 2008. Prior to the change taking effect you will receive a letter informing you of your new Investor ID number.  We expect this letter to mail in mid-October and the change to take effect November 1, 2008.

555 West Jackson     Suite 600        Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

Your monthly Grant Park statements are now available via the Client Services link on our website at www.dearborncapital.com.  If you no longer wish to receive your paper copy via regular mail, you are asked to return a signed document acknowledging this which is available on our website.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson     Suite 600        Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
AUGUST 31, 2008
Statement of Income

	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(2,070,216)	12,515,624	(12,642,736)	66,566,166	(14,712,952)	79,081,790
Change in Unrealized Income (Loss)	512,975	(303,354)	3,132,719	(841,460)	3,645,694	(1,144,814)
Brokerage Commissions	(17,199)	(132,871)	(105,037)	(762,359)	(122,236)	(895,230)
Exchange, Clearing Fees and NFA charges	(25,414)	(196,564)	(155,205)	(1,130,043)	(180,619)	(1,326,607)
Other Trading Costs	(49,507)	(466,983)	(302,339)	(2,681,653)	(351,846)	(3,148,636)
Change in Accrued Commissions	(5,568)	(74)	(33,990)	(8,214)	(39,558)	(8,288)

Net Trading Income (Loss)	(1,654,929)	11,415,778	(10,106,588)	61,142,437	(11,761,517)	72,558,215

Other Income:
Interest, U.S. Obligations	59,817	375,696	365,299	2,160,031	425,116	2,535,727
Interest, Other	102,477	1,182,387	625,823	6,724,522	728,300	7,906,909

Total Income (Loss)	(1,492,635)	12,973,861	(9,115,466)	70,026,990	(10,608,101)	83,000,851

Expenses:
Incentive Fees to Trading Managers		3,237,537		18,088,218		21,325,755
Administrative Fees	16,281	132,748	99,428	763,712	115,709	896,460
O&O Expenses	13,025	106,199	238,628	1,832,909	251,653	1,939,108
Brokerage Expenses	394,004	3,212,506	2,585,141	19,856,511	2,979,145	23,069,017
Illinois Replacement Tax

Total Expenses	423,310	6,688,990	2,923,197	40,541,350	3,346,507	47,230,340

Net Income (Loss)	(1,915,945)	6,284,871	(12,038,663)	29,485,640	(13,954,608)	35,770,511

Statement of Changes in Net Asset Value

Beginning Balance	78,423,693	72,077,907	468,972,883	383,607,889	547,396,576	455,685,796
Additions	1,151,840	12,313,864	16,992,010	83,034,758	18,143,850	95,348,622
Net Income (Loss)	(1,915,945)	6,284,871	(12,038,663)	29,485,640	(13,954,608)	35,770,511
Redemptions	(573,532)	(13,590,586)	(3,488,129)	(25,690,186)	(4,061,661)	(39,280,772)

Balance at AUGUST 31, 2008	77,086,056	77,086,056	470,438,101	470,438,101	547,524,157	547,524,157
Total Units Held at End of The Period		54,123.30825		380,689.97926
Net Asset Value Per Unit		1,424.267		1,235.751
Rate of Return	-2.41%	8.77%	-2.48%	8.14%

To the best of my knowledge and belief the
information contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP